United States securities and exchange commission logo





                              August 12, 2022

       Jeff A. Zadoks
       Chief Financial Officer
       Post Holdings, Inc.
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: Post Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Response Dated July
15, 2022
                                                            File No. 001-35305

       Dear Mr. Zadoks:

              We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 1, 2022 letter.

       Response Dated July 15, 2022

       Risk Factors, page 15

   1. We note your response to prior comment 2 regarding the transition risks related to climate change. As it relates
to market trends, you note disclosure that refers to environmental concerns regarding
packaging, but it is not clear how you considered providing disclosure regarding the processes
through which your products are manufactured. Tell us how you considered providing
disclosure regarding this transition risk and its effects on your business, financial
condition, and results of operations. In this regard, it appears that you are implementing
projects to improve efficiency, such as the projects in bran and rice manufacturing that seek
to increase production capacity without any increase in energy usage, as discussed in
your ESG Report. Also, as your response appears to state that climate change
transition considerations are a source of technological risk, tell us how
 Jeff A. Zadoks
Post Holdings, Inc.
August 12, 2022
Page 2
         your disclosure addresses climate change in this context.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

2. Your response to 5 acknowledges the potential for costs to increase as you continue to explore, identify, and implement alternative energy sources and cites disclosure in your
         Form 10-K. However, it does not appear that disclosure addresses the potential for your input costs to increase from alternative energy sourcing. Please clarify where this disclosure is provided in your Form 10-K or revise to include language similar to that in your response.
3. In response to prior comment 5, you refer to disclosure in your Form 10-K which states that the "perception of a failure to act responsibly with respect to the environment can lead to adverse publicity, which could damage our reputation." However, it does not appear that this disclosure adequately describes the consequences of this risk (i.e., the manner in which your businesses could be adversely affected if you are unable to effectively address increased concerns from stakeholders on climate change). Please revise your disclosure to provide this type of information.
       Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
any questions.



FirstName LastNameJeff A. Zadoks                               Sincerely,
Comapany NamePost Holdings, Inc.
                                                               Division of
Corporation Finance
August 12, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName